UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® and Digicel Group Deploy
	WiMAXTM 802.16e Network throughout the Caribbean.
	Dated April 1st, 2008	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1st, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® and Digicel Group Deploy WiMAX™ 802.16e
Network throughout the Caribbean

Companies sign master supply agreement during CTIA Wireless 2008

LAS VEGAS, April 1, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced the signing of a master supply agreement with Digicel Group, the largest mobile operator in the Caribbean. Alvarion was selected by Digicel as its strategic partner to deploy a WiMAX network throughout the Caribbean region in a major initiative over the next few years. Alvarion was selected following a successful commercial deployment of its 802.16e solution in Grand Cayman in 2007.

As part of the master supply agreement, Alvarion, along with its OPEN™ WiMAX partners, will provide an end-to-end WiMAX offering based on Alvarion’s Mobile WiMAX™ solution. The agreement also includes a comprehensive package of professional services.

“Mobile WiMAX represents a unique opportunity for Digicel to leapfrog current technology to offer a wireless full service portfolio as an attractive alternative to the existing operators’ offering,” said Mario Assaad, CTO of Digicel Group. “Businesses and consumers are looking for an alternative wireless solution. Based on our successful Grand Cayman deployment and our experience with the high throughput and quality of service of Alvarion’s WiMAX solutions, we believe Alvarion is the best choice for enabling us to provide advanced services to our customers.”

Based on the success of the Grand Cayman deployment, Digicel is moving quickly to deploy WiMAX in additional markets to deliver primary voice, data VPN and residential broadband to both corporate and residential customers. With an existing operational GSM footprint in 23 markets, Digicel chose Mobile WiMAX as its next-generation broadband technology because of its ability to emulate traditional fixed line services, as well as to enable personal mobile broadband services, using a wide variety of innovative end-user devices.

The rapid service uptake in Grand Cayman illustrates the current demand for WiMAX-enabled primary broadband services, even in a market with high broadband penetration. Digicel reached double-digit market share after only a few months of operation fully loading the network, which has recently been expanded to meet customer demand.

The WiMAX 802.16e network in Grand Cayman is enabling Digicel to offer custom-designed service plans for businesses, as well as a consumer plan offering up to 3 Mbps downlink and 1 Mbps uplink throughput and performance. The wireless broadband connection is being used by consumers in both fixed and portable modes. The small form factor of Alvarion’s residential CPE allows subscribers to take their broadband connection with them wherever they go, paving the way for Digicel to make full use of Mobile WiMAX technology to provide Personal Broadband services in the future.

“We are proud to extend our relationship as a strategic partner with Digicel,” said Tzvika Friedman, President and CEO of Alvarion. “Digicel is as an example of a highly capable customer leveraging its assets for expanding service offering and achieving growth, while providing advanced and unique services to its customers. After extensive and rigorous testing among major WiMAX telecom equipment manufacturers, we were selected to offer Primary Broadband as an alternative for the local incumbent, followed by Personal Broadband as the natural expansion for cellular businesses. Building on the successful deployment in 2007, we look forward to helping this valued customer meet the unique service requirements of its millions of subscribers throughout the Caribbean.”

About Alvarion

Alvarion is the largest WiMAX pure player, ensuring customer long term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” is the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.